January 22, 2009

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mr. Larry Spirgel

Re:	Nexstar Broadcasting Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007 (filed March 11, 2008)
File No. 000-50478

Dear Mr. Spirgel,

On behalf of Nexstar Broadcasting Group, Inc., a Delaware corporation (“Nexstar”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, and the rules promulgated thereunder, please find below Nexstar’s response to the comment letter addressed to me, dated December 24, 2008 (the “Letter”), from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Nexstar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

The numbered paragraphs below set forth the Staff’s comments from the Letter, followed by our responses thereto.

Form 10-K for Fiscal Year Ended December 31, 2007

Definitive Proxy Statement Incorporated by Reference into Part III

Compensation Discussion and Analysis, page 16

1.	We note your responses to comments one through three in our letter dated November 24, 2008. Please confirm in your response letter that you will comply with these comments in future filings to the extent they continue to be applicable. With respect to comment three in our letter, please clarify in your response letter whether you believe you are entitled to omit performance targets based on competitive harm. If so, please provide in your response letter a detailed analysis of your basis for this conclusion.

Response: In future filings, we will expand or revise our disclosure to explain that the number of equity grants awarded, if any, to executive officers during a given year is determined by the Compensation Committee, based on (i) the performance of the Company which may be based on the attainment of annual goals, which could include certain financial measures and performance benchmarks that are comprised of earnings per share, share price, pre-tax profits, net income, return on equity, return on assets, and sales, (ii) performance of the individual, (iii) and other factors that the Compensation Committee deems relevant. To the extent that specific target levels are established by the Compensation Committee in the future, we reserve the right to evaluate whether we are entitled to omit such target levels based on competitive harm.

Note 2. Summary of Significant Accounting Policies, page F-7

Variable Interest Entities, page F-9

2.	We note your response to prior comment 4. Explain for us in more detail why you believe that the terms of the SSA and JSA continued to reflect the fair market value at the date of acquisition. Tell us how you determined that the contractual percentage of broadcast cash flows being paid under the agreement was consistent with current market values.

Response: The terms of the SSA and JSA reflect current market value as a result of the payments being based on each station’s percentage of the combined broadcast cash flows. When the Company entered into the JSA and SSA agreement, both parties to these agreements evaluated the historical and anticipated broadcast cash flow of both entities which determined the contractual percentage. At the date of acquisition, in conjunction with the overall fair value analysis, the Company evaluated the cash flows and determined that the contractual percentage continued to reflect fair market value based on current market conditions in the applicable market. In addition, pursuant to the agreements, there is no penalty or costs associated with the cancellation of the agreements by either party. Additionally, the terms of these agreements are consistent with other third party agreements that are in place.

Supplementally, we advise the staff that a similar agreement between Nexstar and a third party was renewed on December 1, 2008 after an initial seven year term with no change to the payment methodology or percentage. The renewal of this agreement, while not available at the date of the acquisition provides further support that the payment terms were valued at then current market conditions.

Note 3. Acquisitions, page F-19

WTAJ and WLYH, page F-20

3.	We note your response to prior comment 6. Please provide us with more information regarding how you determined that the existing TBA was at fair market value at the date of your acquisition of WLYH. Explain your methodology for this determination.

Response: The total combined purchase price of WTAJ and WLYH was $56 million. We engaged an independent third party appraisal firm to assist us in reviewing the transaction. Based on a number of factors, including primarily such valuation review, only $360,000 of the $56 million was determined to be attributable to WLYH and applicable only to the station’s FCC license, based on projected cash flows.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (972) 409-8232.

Sincerely,

/s/ Matthew E. Devine
Matthew E. Devine
Chief Financial Officer
Nexstar Broadcasting, Inc.

cc:	Christian O. Nagler, Esq.
Kirkland & Ellis LLP